Exhibit 1

BAJA MINING CORP.

Toronto Stock Exchange: BAJ

ANNUAL INFORMATION FORM

For year ended December 31, 2009

Dated: March 26, 2010

TABLE OF CONTENTS

Preliminary Notes	3
Cautionary Statement Regarding Forward-Looking Statements	3
Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards	4
Metric Conversion Table	5
Material Incorporate By Reference	5
Presentation of Financial Information	5
Glossary of Terms	6
Guide 7 and CIM Reporting Definitions	8
Item 1: Incorporation	11
Item 2: General Development of Business	12
Summary	12
2007	13
2008	13
2009	14
Moving Forward at Boleo	15
Item 3: Narrative Description of Business	15
Company Overview – Boleo Property	15
Mineral Project Disclosure	16
Geology & Mineral Resource Modelling	16
Metallurgy & Process Design	17
Mining	18
Economic Assessment.	19
Environmental	20
Research and Development, Patents and Licenses	22
Item 4: Risk Factors	23
Risks Related to the Business	23
Risks Related to the Company’s Common Shares	31
Item 5: Description of Share Capital	32
Outstanding Classes of Securities	33
Dividend Policy	33
Item 6: Market For Securities	33
Common Shares	34
Listed Warrants	34
Prior Sales	35
Item 7: Directors and Officers	35
Biographies	37
Directors and Officers	37
Key Management Employees	39
Committees of the Board of Directors	41
The Audit Committee	41
The Compensation Committee	42
The Nominating and Corporate Governance Committee	43
Potential Conflicts of Interest of Baja’s Officers/Directors	43
Item 8: Legal Proceedings and Regulatory Actions	43
Item 9: Cease Trade Orders, Bankruptcies, Penalties or Sanctions	43
Item 10: Interest of Management and Others in Material Transactions	45
Item 11: Transfer Agent and Registrar	45
Item 12: Material Contracts	45
Item 13: Name of Experts	47
Item 14: Additional Information	47
Appendix A – Audit Committee Charter	48

PRELIMINARY NOTES

Cautionary Statement Regarding Forward-Looking Statements

Certain information provided in this Annual Information Form (“AIF”) and the documents incorporated by reference herein constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of copper, cobalt, zinc and manganese by-product metals, currency fluctuations, energy price fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by the Company, or on its behalf.

In making the forward looking statements in this AIF and the documents incorporated by reference herein, the Company has made several assumptions that it believes are appropriate, including, but not limited to the assumption that:

  market fundamentals will result in reasonable demand and prices for copper, cobalt, zinc and manganese by-product metals;

  mine plan scenarios will be viable and that development, construction and other work at the Boleo Project will proceed as expected;

  the Company will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

  the advice the Company has received from its consultants and advisors relating to matters such as mineral reserves and mineral resources and environmental requirements is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral reserves and mineral resources are appropriate and accurate;

  planned mining techniques and processing of run-of-mine ore in the proposed hydrometallurgical plant will prove successful; and

  financing will be available on reasonable terms.

We cannot assure you that any of these assumptions will prove to be correct.

Often, but not always, forward looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "may", "could", "would", "might", "will", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or similar expressions, including negative variations. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present and/or economically recoverable if and when a project is actually developed or as development continues. In light of the risks and uncertainties inherent in all forward-looking statements, the inclusion or incorporation by reference of forward-looking statements in this AIF should not be considered as a representation by the Company or any other person that the Company's objectives or plans will be achieved. Numerous factors could cause the Company's actual results to differ materially from those expressed or implied in the forward looking statements, including the following, which are discussed in greater detail under the heading "Risk Factors" in this AIF and the documents incorporated by reference herein:

  fluctuations in copper, cobalt, zinc and manganese and other metal prices;

  fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;

  the increased demand for, and cost of, exploration, development and construction services and equipment;

  the Company's history of losses and the possibility of future losses;

  risks related to future exploration, development mining and mineral processing;

  the ability of the Company to achieve and/or meet production volume or operating cost estimates;

  the ability of the Company to achieve and/or maintain projected production levels at the Boleo Project;

  uncertainty related to title of the Company's mineral properties;

  the accuracy of mineral reserve and mineral resource estimates;

  the availability of infrastructure necessary to develop the Boleo Project;

  the cost of reagents and, in particular, sulphur;

  the ability of the Company to retain and recruit qualified personnel or raise capital;

  the ability of the Company to obtain external financing to develop the Boleo Project;

  risks associated with mining activities situated entirely in a single country;

  risks associated with potential changes in governmental legislation or regulatory requests;

  risks associated with development activities abroad;

  the risk that permits and regulatory approvals necessary to develop and operate a mine on the Company's property will not be available on a timely basis, on reasonable terms or at all;

  environmental risks;

  the loss of key personnel;

  hedging risks;

  the ability of the Company to comply with the terms of its credit facilities; and

  the ability of the Company to maintain adequate internal control over financial reporting.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this AIF and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this AIF and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms "measured mineral resources" "indicated mineral resources", "inferred mineral resources", "proven mineral reserves" and "probable mineral reserves" are used in this AIF and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this AIF or the documents incorporated herein by reference is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of "contained pounds" is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

METRIC CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

Metric Unit =	U.S. Measure	U.S. Measure =	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy oz.	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes
1 tonne	2,204.62 pounds	1 pound	0.00045 tonnes
1 gram/tonne	0.029 troy ozs./ton	1 troy ounce/ton	34.28 grams/tonne

Material Incorporated By Reference

Documents referenced throughout this AIF, including but not limited to press releases, information circulars and technical reports can be found on SEDAR at www.sedar.com or on the Company’s website at www.bajamining.com.

Presentation of Financial Information

Financial information provided throughout this AIF is referenced in Canadian dollars unless stated otherwise.

GLOSSARY OF TERMS

Boléo	El Boléo Property, Boléo District, Boléo Mining District, Boléo copper-cobalt-zinc-manganese deposit – located just outside of Santa Rosalía, Baja California Sur, Mexico.
CCD	Counter Current Decantation
CIM Standards	Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, as adopted by CIM Council.
Consortium

A consortium of Korean companies that purchased a 30% stake in the Boleo Project in May 2008. The companies include: LS Nikko Copper Inc., Korea Resources Corporation, Hyundai Hysco Co. Ltd, , SK Networks Co. Ltd and Iljin Copper Foil Co. Ltd. Also referred to herein as the “Korean Consortium”

Costeros	Desarrollos y Servicios Costeros, SA de CV
Cu	Copper
DFS	Definitive Feasibility Study completed on Boleo in May 2007
Fomento Minero	Comisión de Fomento Minero (Mexican Bureau of Mines)
Invebaja	Invebaja, S.A. de C.V., a wholly owned Mexican subsidiary of the Company.
Korean Consortium	See “Consortium” above.
m	Metres
Ma	Millions of years
Manto	Spanish mining term for a “mineralized layer or stratum”
Mdt/a	Millions of dry tonnes per annum
Meseta Central	Servicios y Desarrollos Meseta Central, SA de CV
Minera Curator	Minera Curator, S.A. de C.V. – Mexican subsidiary of International Curator Resources Ltd., the name eventually changed to Minera Y Metalurgica del Boleo, S.A. de C.V.
Mintec

Mintec International Corporation, formerly a Barbados international business corporation, formed as the parent company of Minera Curator, S.A de C.V. Mintec was continued to British Columbia, Canada, under the British Columbia Business Corporation Act under the name “Mintec Processing Ltd.” on November 25, 2004. Mintec is a 100% owned subsidiary of Baja Mining Corp.

MMB	Minera y Metalurgica del Boléo, S.A de C.V.
MTG	Minera Terra Gaia, S.A. de C.V, Mexican subsidiary of Terratech Environmental Corporation, a Barbados International Business Corporation.
NAFTA	North American Free Trade Agreement
NI 43-101

Canadian National Instrument 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.

Ordinary Kriging

In the estimation of ore reserves by geostatistical methods, Kriging is the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates. Ordinary Kriging is a variety of kriging which assumes that local means are not necessarily closely related to the population mean, and which therefore uses only the samples in the local neighborhood for the estimate

Retaque	Spanish term meaning “back fill”, being low grade or barren material that is mined and used to fill areas (stopes) from which ore was extracted.
SEC	United States Securities and Exchange Commission
SEDAR

The System for Electronic Document Analysis and Retrieval (SEDAR) is a filing system developed for the Canadian Securities Administrators to: (1) facilitate the electronic filing of securities information as required by the securities regulatory agencies in Canada; (2)allow for the public dissemination of Canadian securities information collected in the securities filing process; and (3) provide electronic communication between electronic filers, agents and the Canadian securities regulatory agencies.

Stope	An underground excavation made for the purpose of extracting mineral resources.
SX/EW

Solvent Extraction and Electro-winning - Solvent extraction (“SX”), sometimes called liquid ion exchange, is a means of selectively concentrating and purifying a desired element after it has been dissolved in some solution, frequently an acid leach liquor. Electro- winning (“EW”) is the application of a direct electric current to a concentrated solution of metal ions to cause the deposition of high purity metal.

t/a	Tonnes/annum
Updated Technical Report	An updated, 43-101 compliant, technical report on Boleo released March 2, 2010
Wardrop	Wardrop Engineering Inc.

GUIDE 7 AND CIM REPORTING DEFINITIONS

We report mineralized material under two separate standards to meet the requirements for reporting in both the U.S. and Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, commonly referred to as NI 43-101. Canadian and United States standards are substantially different

Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mineralization, Mineralized material, mineralized deposits or Deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under SEC standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineral Deposit

A mineralized body which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

Mineral Reserve

Means that part of a measured mineral resource or indicated mineral resource that can be extracted legally and at a profit under economic conditions that are specified and generally accepted as reasonable by the mining industry and which is demonstrated by a preliminary feasibility study or feasibility study.

THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM (THE "CIM") STANDARDS ON MINERAL RESOURCES AND MINERAL RESERVES DEFINITIONS AND GUIDELINES ADOPTED BY THE CIM COUNCIL. IN THE UNITED STATES, A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME THE RESERVE DETERMINATION IS MADE.

RESERVES ARE CATEGORIZED AS FOLLOWS ON THE BASIS OF THE DEGREE OF CONFIDENCE IN THE ESTIMATE OF THE QUALITY AND GRADE OF THE DEPOSIT.

Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

Proven and Probable Mineral Reserves

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER CANADIAN STANDARDS DIFFERS FROM THE STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES IN RESPECT OF WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Mineral Resource

Under CIM Standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

THE TERMS “MINERAL RESOURCE”, “MEASURED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “INFERRED MINERAL RESOURCE” USED IN THIS REGISTRATION STATEMENT ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS UNDER THE GUIDELINES SET OUT IN THE CIM STANDARDS. THEY ARE NOT DEFINED TERMS UNDER UNITED STATES STANDARDS AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE SEC BY U.S. COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY U.S. COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE SEC.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating conditions including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate.

A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM Standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

ITEM 1	INCORPORATION

Baja Mining Corp. (the “Company”, or “Baja”) was incorporated under the laws of the Province of British Columbia, Canada pursuant to the Company Act (British Columbia) (now the Business Corporations Act (British Columbia)) on July 15, 1985 under the name "Scimitar Systems Inc.”

On May 12, 1987, the Company’s name was changed to "Gypsy Resources Ltd."

On August 24, 1988, the Company’s then existing Articles were cancelled and new Articles were adopted.

On July 5, 1989, the Company’s share capital was subdivided on a ‘two new for one old’ share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On February 2, 1990, the Company’s name was changed to "Pacific Century Explorations Ltd."

On November 27, 1992, the Company’s then existing Articles were cancelled and new Articles were adopted.

On June 9, 1994, the Company’s name was changed to "Goldwater Resources Ltd.", its share capital was consolidated on a one new for five old share basis, and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On November 16, 1999, the Company’s name was changed to "First Goldwater Resources Inc."

On November 14, 2002, the Company’s share capital was consolidated on a ‘one new for sixteen old’ share basis and its Memorandum was altered to increase its authorized capital to 200,000,000 common shares without par value.

On July 19, 2004, the Company’s name was changed to "Baja Mining Corp.". This name change took effect on July 20, 2004.

On August 9, 2006, the Company amended its authorized capital by increasing it from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

The Company is currently a reporting issuer in British Columbia, Alberta and Ontario.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the SEC in acceptable form. The Form 20-F was filed with the SEC on December 8, 2006 and cleared by the SEC on January 10, 2007.

The Company's head office and registered and records office is located at:

Suite 2350 - 1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
Phone number: (604) 685-2323
Fax number: (604) 629-5228

As of December 31, 2008, the Company has six (6) subsidiaries, two of which (Mintec Processing Ltd. and Boleo Trading Limited) are inactive as detailed in Figure 1 below:

Figure 1: Corporate Structure

BAJA MINING CORP.
British Columbia
100%
100%
MINTEC PROCESSING CORP.
British Columbia
BOLEO TRADING INC.
United Kingdom
100%
INVEBAJA
Mexico
70%
70%
70%
COSTEROS
Mexico
MMB
Mexico
MESETA CENTRAL
Mexico
100%
BOLEO PROPERTY
Mexico

MMB was incorporated under the laws of Mexico on January 22, 2002.
Invebaja was incorporated under the laws of Mexico on December 28, 2007. Both of Costeros and Meseta Central, were incorporated on March 4, 2008, under the laws of Mexico.

There are no restricted securities of the subsidiaries of the Company issued.

ITEM 2	GENERAL DEVELOPMENT OF BUSINESS

Summary

The Company was formed in April 2004, with the primary focus to develop the Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”, the “Boleo Property”, “Boleo” or the “Project”) located near Santa Rosalía, Baja California Sur, Mexico. Through a reverse takeover, the Company acquired all of the issued and outstanding share capital of Mintec in exchange for 40,000,000 common shares of the Company issued pro-rata to the shareholders of Mintec. Prior to the completion of the reverse takeover, Mintec was a privately-held company in the business of mineral exploration and development. As at April 2004, Mintec beneficially owned all of the issued and outstanding shares of MMB, a Mexican corporation which in turn held a 100% registered and beneficial interest in the Boleo Project.

The following is a summary of key developments over the past three years:

2007

On February 6, 2007, the Company ceased trading on the TSX Venture Exchange and commenced trading on the TSX under the symbol BAJ.

In August 2004, the Company commenced preparation of a Definitive Feasibility Study (“DFS”) on the Boleo Property. The Company completed all testwork and drilling in relation to the DFS in January 2007. An Updated Preliminary Economic Assessment was released on January 31, 2007 and subsequently, the full DFS report was released in May 2007.

In June 2007, the Company and its financial advisor, Endeavour Financial International Limited (“Endeavour”), distributed an Information Memorandum to banks for the primary financing of the Boleo Project. Preliminary discussion on off-take agreements and subordinated debt financing began at this time as well. As expected, Expressions of Interest and indicative terms were received throughout the summer of 2007

In September 2007, the Company announced a commitment by Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million, as well as a cost overrun loan facility in an aggregate principal amount of US$40 million, which did not close. In addition, the Company announced agreements for a private placement of 24,215,000 Units (1 Unit = 1 share and ½ share purchase warrant) at a price of $1.86 per Unit for gross proceeds of $45,039,900.

The Company continued building its management team in 2007 and appointed Michael F. Shaw as Vice President Engineering and Construction. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. In addition, Rowland Wallenius was promoted to Chief Financial Officer. Mr. Wallenius joined the Company in November 2006 as Controller. Biographies for Mr. Shaw and Mr. Wallenius can be found on page 37 of this AIF.

In June 2007, the Company engaged a construction contractor, who mobilized to site in late August 2007, after the Company’s Change of Land Use permit was received. Construction activities began on site one month earlier than expected due to the early receipt of the Change of Land Use permit. A team of approximately 100 people commenced the cactus inventory, quarantine and relocation program at the proposed plant location and construction camp site in accordance with the Company’s environmental permits.

2008

In January 2008, the Company announced that it had placed orders for the construction camp and several critical path items, with long delivery times, in order to keep the overall schedule on track for start-up of Boleo.

The Company placed the order for a 46 megawatt turbine and generator (“TG") set which had been identified as the single longest lead item (now completed and delivered). The TG set utilizes heat recovered from the burning of sulphur in the acid plant to generate power (together the “Acid and Cogen Plant”), both critical path items in the construction schedule. The cost of the TG set was approximately US$12 million. Delivery to Houston, Texas occurred in January 2010.

In April 2008 the Company entered into an agreement with a Consortium of Korean companies, whereby a 30% interest in MMB was purchased by the Consortium, effective May 30, 2008, in order to secure a significant portion of the funding required for the Boleo Project capital costs. The Consortium is led by Korea Resources Corporation (“Kores”) and LS-Nikko Copper Inc. (“LS-Nikko”), and, in addition, includes Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd. The Consortium has acquired a 30% interest in Baja’s Mexican subsidiary, MMB. In consideration for the acquisition of its interest, the Consortium:

  paid to Baja approximately US$103 million in cash, of which US$13 million will be deferred until a decision is made relating to the production of manganese at Boleo;

  will provide a US$50 million shareholder loan to MMB to fund part of Baja’s construction commitment for Boleo;

  will procure a US$60 million subordinated loan to MMB;

  will contribute its 30% share of the remaining construction costs for Boleo after senior and subordinated debt financing;

  will provide its share of Completion Guarantees in respect of the senior debt facilities;

  has the right to an offtake of 30% of Boleo production on commercial terms.

Further information regarding the sale of 30% interest in MMB can be found in a press release by the Company dated July 2, 2008.

Also in April 2008, the Company announced the estimated capital costs of the project had increased to US$890 million (including contractor’s profit, which was not included in the initial estimate, as well as a 12% contingency).The first shipment of major mining equipment for use at the Boleo Project was scheduled to arrive at site in Baja California Sur in August and early September 2008. The equipment was not delivered due to the slowdown in project construction due to the global economic crisis. Phase 1 of the construction of the workers camp neared completion and Phase 1 of the cactus relocation program was completed.

In July of 2008, MMB received underwriting commitments from UniCredit, and the Export Import Bank of Korea (“K-Exim”) to jointly underwrite and arrange a US$665 million senior debt package, consisting of a 17 year US$300 million project debt facility to be provided by K-Exim and a 12 year US$325 million project debt facility together with a US$40 million cost overrun facility to be provided by HVB. The senior debt package commitments had received all necessary credit approvals and were subject only to finalization of due diligence and other standard terms and conditions. These facilities replaced the previous underwritten commitment for US$475 million received from HVB in September 2007. These debt facilities did not close. The Company elected to slow down the development of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

2009

During the slowdown of the project announced in 2008, the Company was able to devote significant time to progress detailed engineering plans. Work also continued at Boleo to complete phase 1 of the construction camp and the desalination plant. The Company continued to work together with its Korean partners throughout 2009 to develop a new project schedule, and with its financial advisors to implement a financial package for the construction of Boleo.

In May 2009, after an extensive bidding process, the Company selected a well recognized engineering firm to perform the engineering, procurement and construction management (“EPCM”) for the Boleo Project, in a 2-phase approach. Phase I consisted of the development of an open book capital cost estimate and project construction schedule. Phase II includes the negotiation of an EPCM contract necessary to bring the project into production.

In June 2009, Michael Shaw was appointed to the position of Chief Operating Officer (“COO”) of the Company. As COO, Mr. Shaw was responsible for leading the development of an open-book capital cost estimate and project construction schedule, and will also assume responsibility for the engineering and construction of the Boleo Project once construction financing is complete. Mr. Shaw will also be responsible for oversight of the organization, recruitment and implementation of the project site operating group, including all procurement, logistics, engineering, process and mining personnel. Mr. Shaw will also coordinate the transition from the engineering, procurement, and construction phase to the operations phase at Boleo.

In June 2009, tests done under the supervision of Dr. Thomas Glück, Baja’s Manager Process Technology and Dr. David Dreisinger, Baja’s Vice President – Metallurgy at the University of British Columbia’s Hydrometallurgy Research Laboratory, successfully demonstrated that manganese metal can be manufactured from manganese carbonate concentrate, produced from Boleo, using conventional hydrometallurgical processing steps.

In September 2009, the company commenced trading on the OTCQX International “OTCQX”). The OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non U.S. exchange.

Moving Forward at Boleo

During 2010, the Company provided an updated capital estimate for the construction of the Boleo Project on January 15, 2010. The Company has been engaged in the negotiation of outstanding contracts for the construction of the Boleo Project, including the EPCM contract for construction of the Boleo Project and ongoing project debt financing documents.

ITEM 3	NARRATIVE DESCRIPTION OF BUSINESS

Company Overview

The Company is headquartered in Vancouver, BC, Canada and owns a 70% interest in the Boleo Project, Santa Rosalía, Baja California Sur, Mexico.

The Company currently has 24 full-time employees working out of its Vancouver office or at the EPCM contractors engineering office, and approximately 52 full-time employees working in Mexico. Employee skills and areas of training include but are not limited to: corporate and securities law, corporate governance (Canadian and US), accounting, finance, geology, mining, engineering, metallurgy, human resources, administration, and information technology.

For more information on the Company’s philosophies on employee/talent hiring and compensation in a competitive environment, please see the 2009 Information Circular of the Company, filed on SEDAR (www.sedar.com) and on the Company’s website (www.bajamining.com).

General Overview - Boleo Property

The Boleo Property is the only mineral property owned and under development by the Company.

History of Boleo

Boleo was discovered in the 1860’s by local ranchers. Limited production ensued until acquisition by the Compagnie du Boleo, a French company that operated the mine from 1885 to 1938. There were sporadic operations thereafter by parastatal corporations in Mexico until the 1980’s when it was placed in the Mexican Strategic National Mining Reserve.

After being released from the National Mining Reserve on December 31, 1991, it was acquired, by staking, in July 1992 by Minera Terra Gaia (“MTG”). In 1993, Terratech granted International Curator Resources Ltd. (“Curator”), (now NGEX Resources Inc.) a TSE (now TSX) listed company, the option to acquire an interest in the Boleo Property. Curator’s interest in the property was held via a Barbados company, Mintec, which held all the shares of Curator’s Mexican subsidiary, Minera Curator. In 2001, ownership of the property was reacquired by Terratech by acquiring all the issued shares of Mintec (and, accordingly, ownership of Minera Curator) from Curator. Subsequently MTG transferred a residual interest held by it in the property to Minera Curator; such that Minera Curator held a 100% interest in the Boleo Property. Minera Curator subsequently changed its name to MMB. Terratech dividended the Mintec shares to its shareholders in 2003. The shares of Mintec, and accordingly a 100% interest in the Boleo Property, were acquired by the Company in a reverse takeover by the shareholders of Mintec in 2004. For historic reference, any work carried out under the control or direction of Curator will be referred to as work by Curator. Any work subsequent to March 2001 by Minera Curator is referred to as under the direction of MMB to acknowledge the change of ownership of Minera Curator.

Mineral Project Disclosure

Geology & Mineral Resource Modelling

The Boleo Cu-Co-Zn-Mn deposit is located near the town of Santa Rosalía, Baja California Sur, Mexico.

The deposit, which occurs in the Boleo Formation, comprises seven mineralized units called “mantos”. The mineralized mantos dip gently to the east by faulting, which is common throughout the project area, producing a step-like pattern in the present position of the mantos.

The deposit was continuously mined, predominantly by underground methods from 1886 to 1972, during which time an estimated 18 Mt of ore were treated. After 1972, both underground and open pit mining was carried out sporadically until the copper smelter at Santa Rosalía closed in 1985. Since cessation of mining operations, Curator carried out exploration between the years 1993 to 1998, and MMB has been carrying out exploration and project development activities from 2001 to the present. When MMB re-acquired the property in 2001, it also acquired the Curator drill hole assay database which has been used in the current resource study.

Independent geologic consultants, Wardrop were engaged in 2009 to update the geologic model and resource estimates of the Boleo deposit in accordance with NI 43-101 standards. Updated resource estimates include all new drilling data. This was an update from previous work performed.

The deposit will be mined by a combination of underground and open pit mining methods and as planning and operating requirements are quite different, separate models were developed for each mining method.

A gridded block model for each Manto was developed for open pit mine design in preference to a gridded seam model because it allows greater versatility to evaluate mining methods at various cut-off grades. Block dimensions used were 50 m EW x 50 m NS and 0.9 m vertical.

Gridded pseudo-seam models incorporating minimum and maximum mining height considerations have been created from the block model data for Mantos 1, 2, 3, and 4 for underground mine planning. Block dimensions used were 50 m EW x 50 m NS with a variable vertical height based on cut-off grade and mining constraints.

Resource classification was determined by a combination of the number of composite data sets available for grade estimation and distance to data source employing search ellipses of increasing dimensions.

Table 1: Block Model Mineral Resource Estimate at 0.5% CuEq Cut-off

	Cut-off CuEq (%)	Tonnes (106)	Cu (%)	Co (%)	Zn (%)	Mn (%)	CuEq (%)
	0.50	85.82	0.82	0.074	0.50	3.04	1.59
Measured	0.75	73.31	0.93	0.081	0.52	3.20	1.75
	1.00	59.83	1.07	0.088	0.53	3.29	1.95
	0.50	178.86	0.74	0.053	0.71	3.32	1.46
Indicated	0.75	143.88	0.87	0.059	0.77	3.55	1.66
	1.00	112.55	1.03	0.065	0.83	3.65	1.88
	0.50	264.67	0.76	0.060	0.64	3.23	1.50
M+I	0.75	217.20	0.89	0.067	0.69	3.43	1.69
	1.00	172.38	1.04	0.073	0.72	3.53	1.91
	0.50	159.85	0.47	0.045	0.70	2.93	1.15
Inferred	0.75	109.48	0.59	0.052	0.87	3.42	1.39
	1.00	77.52	0.70	0.058	0.99	3.66	1.61

Table 2: Pseudo-seam Model Resource Estimate at 0.5% CuEq Cut-off

	Cut-off CuEq (%)	Tonnes (106)	Cu (%)	Co (%)	Zn (%)	Mn (%)	CuEq (%)
	0.50	60.67	1.07	0.083	0.52	3.19	1.89
Measured	0.75	57.44	1.12	0.086	0.52	3.22	1.96
	1.00	52.30	1.20	0.090	0.51	3.21	2.07
	0.50	129.37	0.89	0.056	0.73	3.38	1.63
Indicated	0.75	112.77	0.99	0.061	0.76	3.51	1.78
	1.00	95.66	1.11	0.065	0.79	3.56	1.94
	0.50	190.04	0.94	0.065	0.66	3.32	1.71
M+I	0.75	170.21	1.03	0.069	0.68	3.41	1.84
	1.00	147.97	1.14	0.074	0.69	3.44	1.99
	0.50	95.35	0.60	0.050	0.76	3.13	1.33
Inferred	0.75	77.85	0.68	0.055	0.83	3.38	1.50
	1.00	60.88	0.78	0.061	0.91	3.55	1.67

Metallurgy & Process Design

A hydrometallurgical process has been developed that is suitable for the recovery of Cu, Co, Zn and possibly Mn (as a manganese carbonate concentrate) from mined and blended Boleo ores. The metal recovery circuits and equipment envisaged for the Boleo process plant are typical of those deployed in numerous operations worldwide.

The proposed plant for the process consists of crushing and then milling the ore in sea water, followed by atmospheric leaching of the whole ore stream at elevated temperatures. The leach circuit consists of both an oxidative and a reductive leach to ensure the recovery of both oxide and sulphide forms of Boleo’s pay metals.

The leached metals are separated from the leach slurry in a counter current decantation (“CCD”) washing circuit. The dissolved metals are recovered at high efficiency from the wash solution and concentrated in four separate solvent extraction circuits, two electrowinning circuits, and a fluid bed-drying operation (for zinc sulphate only) to to produce high-quality copper and cobalt metal cathode, and then zinc sulphate monohydrate crystals respectively. A key feature of the process is the use of direct solvent extraction technology in the second solvent extraction circuit to separate Mn from Co and Zn in the process solutions.

The process plant is being designed to treat 3.1 Mdt/a of mined ore and produce product at the following rates of production:

  up to 62,000 t/a of copper cathode

  up to 2,400 t/a of cobalt cathode

  up to 37,000 t/a of zinc sulphate monohydrate salt.

In addition, there is the potential to produce up to 220,000 t/a of a manganese carbonate powder (up to 100,000 t/a of contained Mn) via the relatively simple addition of a small number of unit operations to the proposed plant.

The process and individual unit operations have been tested successfully in extensive testwork campaigns over the past six years, and the development of the process plant has progressed to a detailed design stage. There is, therefore, a high level of confidence that the metallurgical process development initiatives undertaken to date have been successful and are appropriate for the design and eventual operation of the plant.

Mining

Based on resource models by Wardrop, mine engineering consultant, Agapito Associates Inc (“AAI”) prepared an initial 25-year life-of-mine (23 years of processing) plan and schedule using mainly underground mining methods supplemented on an ongoing basis with ore mined from surface operations. A number of different mining methods were evaluated before options of using predominantly underground mining operations supported by a number of small, open cut mines was selected as the technique which would best deliver the targeted plant feed grade at the required rate. Approximately 95% of all ore processed over the current life of mine is from underground production and the remaining 5% is from surface mining.

In addition to progressing the optimization of mine planning and scheduling, AAI also prepared mine designs, evaluated equipment requirements, estimated production rates and prepared the initial mine capital cost, and provided the basis for the mine operating and sustaining capital cost estimates, which were subsequently adjusted by Baja in certain scheduling cost categories for the Updated Technical Report.

The seam formation and low material strength of the mantos suggested conventional “soft rock” underground mining methods such as used in coal, potash, or salt mining would be appropriate for Boleo underground conditions and accordingly a number of methods were examined for their suitability. Longwall mining was discounted due to the faulted and dipping manto structure and high initial capital cost. Shortwall mining was also discounted when efficient mine layouts could not be readily designed and accommodated within the complex, fault disturbed structure of mantos. After extensive study, room and pillar mining using continuous miners was selected because the method requires relatively low capital cost and can accommodate variations and undulations in the footwall (the floor) as well as variations in mining height. Moreover, room and pillar mining can achieve relatively high productivity and panels can be laid out in such a way that the mineral recovery from relatively small, fault bounded mining blocks can be maximized.

The resource pseudo-seam model was used to define areas where room and pillar mining could be carried out. The criteria used for this determination were the following;

  Minimum mining height of 1.8 m to allow working room for the machines. If the economic thickness of the manto was less than this it was diluted by the lower grade blocks above up to 1.8 m height.

  Maximum mining height of 4.2 m, matching the proposed reach of the continuous miner. Economic blocks above this height were ignored.

  The composite copper equivalent grade of the manto over the mining height must exceed a Cut-off grade of 0.5% CuEq. (For mining purposes, the copper equivalent Cut-off grade was calculated using metal prices of US$1.50/lb Cu; US$15.00/lb Co; US$1.20/lb Zn and plant recoveries for Cu, Co and Zn of 91.2%, 78.5 and 65.5% respectively.)

  An allowance for voids in old works and recovery of “retaque”, or previously mined material, was made in terms of both recovery and density.

Underground mining trials to test equipment, working methods and geotechnical ground responses to the chosen method were undertaken in two stages in the years 2005 to 2006 under the supervision of Australian Mine Design and Development (“AMDAD”) and AAI. These tests confirmed the suitability of the proposed continuous mining method and provided valuable field data and information concerning ground behaviour during mining and methods of ground support.

Economic Assessment

A financial model was created utilizing the Wardrop resource model and the AAI mining schedule, capital and operating costs as set out herein and SEC guidelines for metal prices (Case 1). Financial modeling, using the Case 1 prices and 23 years for the project process life, shows that the project could generate a net after- tax Internal Rate of Return (“IRR”) of 25.6% and an after tax NPV (using 8% discount rate) of US$1,306 million.

In addition, sensitivity analysis was also conducted at various metal prices. The project is sensitive to four key variables; copper price; cobalt price; capital costs and operating costs. The sensitivity of the After-Tax IRR and NPV (at 8% discount rate) relative to Case 1 is shown in Table 3 to indicate the effect of a plus or minus 10% change in the key variables.

Table 3: Project Economic Sensitivities Summary

	After Tax IRR			NPV @ 8% (US$Millions)
	-10%	Case 1	+10%	-10%	Case 1	+10%
Copper price	23.2%	25.6%	27.9%	$1,111	$1,306	$1,505
Cobalt price	25.0%	25.6%	26.1%	$1,246	$1,306	$1,367
Capital cost	27.7%	25.6%	23.7%	$1,361	$1,306	$1,250
Operating cost	26.3%	25.6%	24.8%	$1,379	$1,306	$1,234

This modeling, based on the current mine schedule, indicates that the economic sensitivities confirm the financial attractiveness of the project.

Please note that all information pertaining to the following items can be found in “Updated Technical Report” filed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.bajamining.com:

  Project Description & Location, page 15;

  Accessibility, Climate, Local Resources, Infrastructure and Physiography, page 22;

  History, page 24;

  Geological Setting, page 26;

  Mineralization, page 31;

  Exploration, page 34;

  Drilling, page 35;

  Sampling & Analysis, page 45;

  Security of Samples, page 45;

  Mineral Resource and Mineral Reserve Estimates, page 125; and

  Mining Operations, page 155.

Environmental

Location and History

The Boleo Project is located in the State of Baja California Sur. It lies close to the northern border of the State in the buffer zone of the “El Vizcaíno” Natural Protected Area (“El Vizcaíno”). El Vizcaíno was established through a decree issued by the executive branch of the Federal Government on December 5, 1988. Its management plan was published on September 1, 2000.

The major points of the management plan as related to the Boleo Project are as follows:

a)	The plan, officially and specifically, recognizes the existence of three mining operations:
Salt production at Guerrero Negro; Gypsum extraction at Santa Rosalía; and Metallic mining project (copper and cobalt – Boleo) in its early stages of development at Santa Rosalía.

b)

The zoning plan established for the Natural Protected Area allows for the execution of new mining operations in the buffer zone once the Company has met Federal, State and Municipal environmental requirements and has been granted an environmental impact authorization.

Boleo is an historic mine in Mexico, and the project site and surrounding area has numerous mine workings including building foundations, underground portals, shafts and open pits. There is also, in the area, but not on company property, the remnants of a former leach precipitation plant (the “LPF Plan”). The Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process at this plant in the late 1950’s and early 1960’s to recover copper.

In addition, and also not on the Boleo property, there is a small (2 million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. The Company does not have any environmental responsibility or liability with respect to these sites.

Manifestation of Impact and Management of Impact

During 2006, the Company successfully completed and received approval for a regional Environmental Impact Manifest (“EIM”) that was requested by the authorities in light of the size and complexity of the project and the sensitivity of the area where it will be located. This document was used to assess the potential impact of the project on the environment to form the basis for construction and operations. The following steps have been completed by the Company to date:

  EIM for Exploration Activities – Permit issued on October 8, 2004 with a validity of 2 years. The permit was extended through to the end of 2007 to cover all additional exploration activities;

  Authorization of Exploration Activities in a Natural Protected Area – Authorization issued on November 18, 2004 with a validity of one year. The permit was extended through June of 2007 to cover all additional exploration activities and is not expected to require renewal;

  EIM for Construction and Operating Activities – Permit issued on December 7, 2006. The permit is valid for 20 years and is extendable upon request.

  Agreement reached with the Commission of Natural Protected Areas (“CONANP”), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere – December 12, 2006.

  Issuance of the Change of Land Use Permit for the property on which the Boleo Project will be developed as per the requirements of the Mexican Law for Sustainable Forestry Development – Permit issued August 21, 2007.

  Completion of Phase 1 of Flora and Fauna Rescue Program – January 2008.

  Solid waste disposal - In cooperation with the town, which holds the operating permit, the Company completed construction of the El Gato sanitary landfill several kilometers north of Santa Rosalía.

Upon the issuance authorization of the EIM, the Company initiated a public consultation process aimed at winning the trust and acceptance of the project among the community of Santa Rosalía. The process follows the guidelines issued by the World Bank to ensure that, in projects of this size, all opinions are heard and taken into consideration. Additionally, the Company has submitted a Local EIM for the operations wharf, approval for which is expected in late April 2010.

Environmental and Social Action Plan and Supporting Management Systems

In addition to government requirements, El Boleo is committed to execution of a recently updated Environmental and Social Action Plan (“ESAP”) that incorporates Mexican requirements, Impact Assessment commitments, and the Equator Principles (which effectively tie the Company to International Finance Corporation (“IFC”) Performance Standards and Environmental Health and Safety (“EHS”) Guidelines). This ESAP is supported by four management systems: Environmental Protection and Biodiversity Preservation, Social and Community Development, Community and Employee Health, Safety, and Protection, and Consultation and Disclosure.

The ESAP/Management System performance framework ensures that the company will operate with a minimum of risk and a maximum amount of care for society, its individuals, and the natural environment while at the same time maintaining a profitable operation.

Environmental Trust Fund

Following EIM authorization, the Company entered into an agreement between CONANP, Bank Monex, Ecobanco, and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere. The compensation fund commenced with a payment of US$100,000 on January 31, 2007 and the issuance of three special warrants for an aggregate of 180,000 Common Shares of the Company (the “Special Warrants”). At the date of this AIF, two Special Warrants have matured in each of February 2009 and February 2010. The final Special Warrant will expire in February 2011.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The 2009 and 2010 Special Warrants were re-purchased and a check issued in each of February 2009 and 2010 for US$333,000 to CONANP. The Special Warrants contain provision for cancellation prior to a maturity date if development of the Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The establishment of an environmental compensation agreement was a condition under which the Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales – “SEMARNAT”) approved the EIM for the Company’s Boleo copper-cobalt-zinc-manganese Project. The Agreement was executed with CONANP, Bank Monex, MMB and ECOBANCA (a Mexican non-profit organization). Under such agreement, the parties have agreed to create a “Technical Subcommittee” to manage the resources committed under the agreement, and to establish and supervise work programs within the El Vizcaíno Biosphere. The Company has a representative on the Technical Sub-committee.

On August 21, 2007, the Change of Land Use Permit for the property on which the Boleo Project will be developed, was issued as per the requirements of the Mexican Law for Sustainable Forestry Development. The authorization came earlier than expected, allowing construction activities to begin on site sooner than expected. This authorization involved payment of approximately US$550,000 in compensatory duties to the National Commission for Forestry (“CONAFOR”) to be applied in rehabilitation projects in the State of Baja California Sur. In accordance with the EIM, Phase 1 of the flora and fauna relocation program was completed in January 2008.

Additional Permitting

In order to continue with development of the property, the following additional permits will be sought. These permits are considered as procedural permits that support the already acquired permits essential to begin operations:

  Federal Zone Land Occupation Permit (Tailings Dam and Federal shoreline -- amendments and additions to existing concessions)

  Permit for Power Generation for Self-Supply (being prepared in conjunction with construction activities

  Water Discharge Permit (operations permits that will be obtained in addition to the already existing discharge permit for desalination brines)

  Marine Operations Wharf -- A construction concession is expected to be issued in April 2010 and will be modified to reflect current design and operations considerations

Research and Development, Patents and Licenses

On December 6, 2008, the Board of Directors of Baja approved the transfer of intellectual property from Terra Gaia Environmental to the Company. The intellectual property pertains to patents for the treatment of electric arc furnace dust. The Company does not intend to move forward, if at all, with any work related to the Terra Gaia patents, except to keep them current and in good standing, until such time as is reasonable for the Company.

A strategic product framework was established in June 2008 to guide the development of further value-added manganese products using manganese carbonate produced from Boleo ore. The Company began investigating methods of producing electrolytic manganese metal at the University of British Columbia. Steady progress has been made in evaluating the metallurgical processes required for producing manganese metal. The Company plans to commence a feasibility study for the production of manganese metal and possible other manganese specialty products within the next 12 months.

ITEM 4	RISK FACTORS

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of our common stock.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment. We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Estimates of mineralized material are inherently forward-looking statements and subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Risks Related to the Business of Baja

Our properties may prove to be uneconomic for commercial operations and we may never recover the investments made in our properties.

We have currently identified in excess of 70 million tonnes of proven and probable reserves (under NI 43-101 and United States Industry Guide 7 standards) on the Boleo Project. We completed the DFS on the Boleo Project in May 2007 and commenced (in late 2007) preliminary construction (ground preparation and some infrastructure) of a mine and hydrometallurgical complex from which we expect to produce high purity copper and cobalt metal, and zinc sulphate monohydrate. Whether the Boleo mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; reagent costs (particularly the price of sulphur, which has fluctuated dramatically in the past two years), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The Company re-calculated the estimated capital costs for Boleo in late 2007 and early 2008, and published a revised estimate in April 2008 of US$872 million (neither estimate included cost of capital, cost overrun facilities, or pre-production interest) and the Project remained economic. The increase was primarily due to escalated metal prices and additional expected costs due to equipment and personnel shortages. The Company has prepared a revised scope of work for the Boleo Project on an EPCM basis and in April 2009 commenced work with an EPCM contractor to perform the EPCM for the Boleo Project. A formal EPCM contract is expected to be executed by the end of April 2010. The work will be completed in two phases. Phase I consisted of the development of an open book capital cost estimate for the Boleo Project, which was completed in November 2009, reviewed by Baja and released in January 2010. The updated remaining capital costs of the Boleo Project are estimated to be US$889 million (including US$92.3 million of contingency) and assume an US$80 million equipment lease. Phase II of the EPCM contract will include the execution of engineering, procurement and construction management necessary to bring the Boleo Project into production.

We will require additional financing to complete construction of the Boleo Project and to place it into production.

We arranged an underwritten commitment in August 2007 for US$475 million, plus a US$40 million cost overrun facility from a commercial bank, to partially fund construction of the Boleo Project. We anticipated additional equity funding would be required prior to accessing these debt facilities. With the increased capital estimate in 2008, the Company elected to sell an interest in the Boleo Project to a consortium of Korean companies to assist in funding the Boleo Project. In conjunction with the sale to the Consortium, the Company negotiated commercial bank credit committee approved underwriting commitments for first mortgage debt facilities of US$625 million (of which US$300 million was provide by a Korean bank introduced to the project by the consortium) plus a cost overrun facility for US$40 million. In addition, subordinate debt facilities for US$100 million (plus rolled-up interest during construction) were also committed. As a result of the decline in short-term copper prices in September/October 2008 and the collapse of the commercial bank syndication market, these debt facilities were not closed and the commitment letters expired as of December 31, 2008. In 2009 and early 2010, the Company has had significant interest from senior lenders and export development agencies and continues to work with its financial advisor to progress and complete debt facilities for construction financing, However, unless new credit facilities can be arranged, including any required equity funds (the amount of which is currently not known) it may result in further delay or indefinite postponement of development or production on the Boleo Project. We cannot be certain that additional capital or other types of financing will be available if needed, or that, if available, the terms of such financing will be favourable or acceptable to us, which could affect ultimate development of the Project.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

While it is anticipated that a significant portion of the required capital to build the Boleo Project will be in the form of debt financing, lenders will require additional equity financing be raised. We may issue securities on less than favourable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

We currently depend on a single property, the Boleo Property, and there is no assurance we will successfully place it into production.

Our only mineral property is the Boleo Property. Unless we acquire additional properties or projects or discover additional deposits at Boleo, the Company, if successful in developing the Boleo Property, will be solely dependent upon a single mine operation at the Boleo Property for its revenue and profits, if any. We cannot assure you that we will establish any further reserves on the Boleo Property or that we will successfully develop any mining operations at the Boleo Property. We do not currently have sufficient funds to complete construction at the Boleo Project and will have to raise substantial capital to complete construction.

We have no history of production and no revenues from operations; we may never generate any revenues from operations.

The Company currently has no commercial production at Boleo and has never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations at Boleo will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may never generate any revenues or achieve profitability.

Increased costs could affect our financial condition.

We anticipate that costs at our projects that we may explore or develop, will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber, sulphur and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on our profitability.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our mine and development operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

The price of our securities, our ability to raise additional financing and the results of our exploration activities may be adversely affected by fluctuations in copper and other metal prices.

The value and price of our Common Shares, our financial results, and the results of our exploration activities may be significantly adversely affected by declines in the price of copper and other metals. Copper and cobalt prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of copper and cobalt producing countries throughout the world. The price for copper and cobalt fluctuates in response to many factors beyond anyone’s ability to predict. These fluctuations if adverse either individually or cumulatively could render the project uneconomic or if placed into commercial production could cause fluctuations in earnings including possible reductions in revenues, net income and possible losses.

The prices used in determining the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, impact on the estimated resource quantities and affect only the resultant positive cash flow, if any, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or that there may be greater expenses incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower copper and other metal prices than currently being utilized in the Updated Technical Report and subsequent capital updates could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and our financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. The need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Our property and exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The Boleo Project may yield lower metallurgical recoveries under actual conditions than is currently estimated.

While successful at a pilot plant testing stage, the metallurgical process proposed for the Boleo Project has not been operated at a commercial scale. As a result, actual metallurgical recoveries may be materially different that from those obtained in the test stage. Recoveries lower than expected could influence the viability of the project.

Our quantifications of mineral resources are based on estimates and are subject to great uncertainty.

The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other metals or concentrates from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution or stripping ratio, or the copper price may affect the economic viability of our properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding the information contained within the Updated Technical Report, and the conduct of pilot plant tests for metallurgy and an underground test mine as part of information contained in such report, there remains the possibility that the ore may not react in commercial production in the same manner as in the test mine or test pilot plants. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that the mine may not prove to be commercially viable.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by open pit mining techniques may affect the economic viability of the Boleo Property. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

Definitional standards for reporting mineralized material differ between United States reporting standards and the Canadian standards use in this AIF.

We use the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" in this AIF and in the documents incorporated by reference herein to comply with reporting standards in Canada. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. While we have converted a portion of these resources to proven and probable reserves under SEC Industry Guide 7 reserves, U.S. investors are cautioned not to assume that any part or all of the additional mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of a feasibility study or other economic evaluations. Investors are cautioned not to assume that any part of the reported measured mineral resource, indicated mineral resource, or inferred mineral resource in this AIF or in the documents incorporated by reference herein is economically or legally mineable. See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards" above.

We are subject to numerous government regulations which could cause delays in our exploration and development projects, if any, and increase costs related to our business.

Baja’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Baja and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our exploration activities are exploratory in nature and may not be commercially successful.

We currently have no properties that produce copper cobalt, zinc or manganese or any other metals. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor, are risks involved in the conduct of exploration programs. The success of copper, cobalt, zinc and manganese exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;

  availability of government-granted exploration permits;

  the quality of our management and our geological and technical expertise; and

  the capital available for exploration.

We may not be able to obtain permits in order to develop the Boleo Property.

All phases of our operations are subject to permitting and environmental regulation in the various jurisdictions (federal, state and local) in which we operate. Permitting and environmental legislation is evolving in a manner that we anticipate will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We received approval for our EIM and a land use permit from the Mexican Federal environmental agency SEMARNAT. There remain numerous conditions under the EIM that must be met by the Company. Although the Company has obtained all of the main permits necessary to develop the Boleo Property, these permits may be subject to future amendments to legal requirements and regulations which may demand additional work in order to meet any revised requirements and to maintain these permits. In addition, certain permits with respect to the development and operation of a marine terminal remain outstanding. No assurance can be given that such changes to the environmental laws or regulations will not be enacted.

The Boleo Property is located in the Vizcaíno Natural Protected Area boundary which affects permitting.

The Boleo Property is located within the boundaries of the Natural Protected Area known as "El Vizcaíno". Natural Protected Areas are geographical zones that, due to their environmental characteristics, are designated by law to conservation purposes. The El Vizcaíno Natural Protected Area was established on December 5, 1988, and its management plan was published on September 1, 2000. The management plan officially and specifically recognizes the existence of three mining operations:

  salt production at Guerro Negro (by a party unrelated to the Company);

  gypsum extraction at Santa Rosalía (an open pit gypsum mine is located immediately to the north of and adjacent to the Company’s Boleo Project); and

  metallic mining project (the Company’s Boleo Project) at Santa Rosalía.

The zone plan established for the Natural Protected Area allows the execution of new mining operations. We have entered into an agreement with CONANP that grants us authority to develop and operate a mine in the El Vizcaíno Biosphere, subject to the Company making certain agreed payments.

The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete development work on the Project.

All of our mineral activities will be conducted in Mexico. Our activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization, possible future restrictions on foreign exchange and repatriation, changes in taxation, labour and mining regulations and policies, and changing political conditions, currency controls, and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies, or shifts in political attitude in Mexico, may adversely affect the Company’s operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

We raise required capital in Canadian dollars, but spend such funds in Canadian and United States dollars as well as Mexican pesos (plus minor expenditures in British pounds, Euros and Australian dollars). The exchange rate between these currencies has fluctuated significantly in recent years and in most years has resulted in foreign exchange losses. We do not currently enter into foreign currency contracts to hedge against such risk. Should the Boleo Property be placed into production, it is anticipated that revenue from sales will principally be in United States dollars while operating expenses will primarily be in Mexican pesos. Any changes in exchange rates could have an adverse impact on any future operating revenues.

The current Presidential regime in Mexico has been supportive of foreign investment.

The occurrence of these various factors and uncertainties cannot be accurately predicted, and could have an adverse effect on our operations or future profitability.

Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, unstable ground conditions, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. Various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. If these issues are not addressed, unforeseen difficulties may occur in planned operations.

Lack of infrastructure at Boleo Property will add to Project capital and operating costs.

There is not an adequate supply of freshwater or electric power at Boleo. The process plant is expected to primarily use sea water, which will add to corrosion expenses. To the extent potable water is required, it will be produced in a desalination plant, which is currently installed but not yet fully functional. Power for the Project will be provided by a heavy fuel oil power plant plus from a cogeneration plant attached to an acid plant that burns sulphur to provide necessary sulphuric acid for the process plant. The cost of sulphur is the single largest reagent cost in the plant. Any increase in the cost of sulphur will result in a significant increase in operating costs. Sulphur is mainly sourced from the waste stream from oil refineries where it is a hazardous waste and must be removed from the refinery site. In the past the refineries paid to dispose of this waste. During 2008 there was a global shortage of sulphur and the price of sulphur reached a high of approximately US$800 per ton, returning to closer to historic low prices in late 2008. Should this volatility in sulphur price occur in the future it could have a dramatic impact on the viability of Boleo.

Baja’s title to its properties may be subject to other claims.

There is no guarantee that title to Baja’s properties will not be challenged or impugned. Baja’s mineral property interests may be subject to prior unrecorded agreements or transfers or the claims of local people and title may be affected by undetected defects. There may be valid challenges to the title of Baja’s properties which, if successful, could impair development and/or operations. There are currently no known or threatened challenges to the Company’s title to the Boleo Property.

Baja does not insure against all risks.

Baja’s insurance will not cover all the potential risks associated with a mining corporation’s operations. Baja may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Baja or to other companies in the mining industry on acceptable terms. Baja might also become subject to liability for pollution or other hazards which may not be insured against or which Baja may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Baja to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Baja is subject to foreign currency risk.

The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in U.S. dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or U.S. dollar could have an effect on the Company’s financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

The mining industry is competitive, which may limit our ability to retain qualified personnel, acquire attractive properties, or raise capital.

The mining industry is competitive in all of its phases, including recruiting qualified personnel, acquisition of properties that may be complementary, capital raising and securing equipment or services required for exploration programs and analysis. We face strong competition from other mining companies in these areas. Many of these companies have greater financial resources, operational experience and technical capabilities than Baja. As a result of this competition, we may be unable to maintain or acquire attractive mining properties, retain consultants and personnel or raise financing on terms we consider acceptable or at all. Intense competition may delay our exploration activities or increase our costs substantially, which could affect our financial condition and results or operations.

Our success is dependent on our key personnel.

We are dependent upon our key executives who are responsible for developing and operating our property, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and, if warranted, development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

Certain of our officers and directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John Greenslade is also President of Catalyst Copper Corp., a mineral exploration company. Such associations may give rise to conflicts of interest from time to time. In particular, Catalyst Copper Corp. is also involved in the mining industry in Mexico which leads to the possibility that such company could compete with the Company for the acquisition of mineral projects.

Our growth will require new personnel, who may not be readily available.

Once we resume construction activities, we would expect significant growth in the number of employees as we move through this phase of construction and into production. This growth is expected to place substantial demands on our management and operations. Our ability to assimilate new personnel, if warranted, will be critical to our performance as we will be required to recruit additional personnel and to train, motivate and manage our employees. We will also have to adopt and implement new systems in all aspects of our operations. We may not be able to recruit the personnel required to execute our programs or to manage these changes successfully.

You may be unable to enforce U.S. judgments against us or our officers and directors.

Baja is incorporated under the laws of the Province of British Columbia, Canada. The majority of the Company's directors are resident in Canada; the two exceptions are residents in Costa Rica and the Bahamas, respectively. Consequently, it may be difficult for United States investors to affect service of process within the United States upon Baja or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments. See "Enforceability of Civil Liabilities" below.

As a foreign private issuer, our shareholders may have less complete and timely data.

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

General economic conditions.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of the copper price may impact our future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Common Shares

The SEC issued Section 404 of the Sarbanes-Oxley Act in 2002. Pursuant to this Section, management is responsible for designing and maintaining internal controls over financial reporting, or causing them to be designed and maintained under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

In addition, management is required to obtain an auditor’s attestation on the effectiveness of our internal control over financial reporting. Any material weaknesses in internal controls identified by the auditors during their evaluation and testing process may require them to conclude that we did not maintain effective internal controls over financial reporting. Such a qualification by our auditor’s could diminish investor confidence which may have an adverse effect on the price of the Company’s Common Shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have furnished a report by management on our internal control over financial reporting for the 2009 fiscal year in this AIF. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. The AIF also contains a statement that our auditors have issued an attestation report on the effectiveness of such internal controls.

Failure to comply with Section 404 of the Sarbanes-Oxley Act of 2002 may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have the intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We anticipate that we will raise additional capital through equity financing, which may cause substantial dilution to our existing shareholders.

While it is anticipated that a significant portion of required capital to build the Boleo Project will be in the form of debt financing, lenders will require additional equity financing be raised. We may issue securities on less than favorable terms to raise sufficient capital to fund our business plan. Any transaction involving the issuance of equity securities or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

We believe we are a passive foreign investment company, which may have a material effect on U.S. holders.

We believe we were a "passive foreign investment company" ("PFIC") during the year ended December 31, 2009 and will be during the fiscal year ending December 31, 2010, which may have a material effect on U.S. Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code.

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

ITEM 5	DESCRIPTION OF SHARE CAPITAL

The Company’s share capital consists of an unlimited number of common shares without par value. The special resolution authorizing this change in authorized capital was passed by directors’ resolution on March 13, 2006 and was filed with the registrar of companies and became effective on August 9, 2006.

The Company has only one class of shares. As of the date of this AIF, the Company had 143,901,837 Common Shares without par value issued and outstanding as fully paid and non-assessable. The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Company available for distribution to shareholders in the event of liquidation, dissolution or winding-upThere are no pre-emptive, conversion or redemption rights attached to the common shares.

The Company currently has a number of previously-issued common share purchase warrants outstanding, as set out below.

Outstanding Classes of Securities

Warrants

As of the date of this AIF, the Company has a total of 24,986,978 share purchase warrants outstanding with exercise prices in the range of $0 to $2.50 expiring on various dates up to and including October 2012. None of these outstanding warrants trade on any stock exchange.

Stock Options

As of the date of this AIF, the Company has a total of 12,705,000 stock options granted and outstanding with prices ranging from $0.35 to $0.82. Expiry dates range from September 2010 to March 2015.

Issued Capital Totals

Issued and Outstanding Shares (at the date of this AIF): 143,901,837

The total fully diluted capital of the Company (as of the date of this AIF): 181,593,815

Dividend Policy

The Company has not paid any dividends to date on the common shares of the Company. The payment of dividends on the common shares of the Company is expected to be restricted under the terms of potential construction financing agreements. Further, the Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company's board of directors from time to time based upon, among other things, credit facility restrictions, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company's board of directors may consider relevant.

ITEM 6	MARKET FOR SECURITIES

Classes and markets for all securities of the Company in 2009 were as follows:

Table 4: Classes and Markets for Securities of Baja

Class of security	Name of market	Trading symbol	Date of listing
Common shares	Toronto Stock Exchange	BAJ[2]	May 12, 1987
Warrants [1]	Toronto Stock Exchange	BAJ.WT	April 22, 2004
Common shares	Frankfurt Stock Exchange[3]	B1Y	March 3, 2006
Common Shares	OTCQX International	BAJFF	September 11, 2009

1. These warrants expired and ceased trading on the TSX on April 19, 2009.

2. The Company listed its common shares on the TSX Venture Exchange on May 12, 1987. The Company was formerly called “First Goldwater Resources Inc.” and traded under the symbol “FGW”. The name and symbol change became effective on July 20, 2004. On February 7, 2007, the Company de-listed both its common shares and 2004 Warrants from the TSX Venture Exchange and graduated both classes of securities to the Toronto Stock Exchange. The trading symbol for the common shares, BAJ, remains the same and the common shares continue to trade on the TSX.

3. The Company’s common shares are not actively traded on the Frankfurt Exchange.

The Company submitted a Form 20-F Registration Statement in the United States in December 2006 and was advised by the SEC that it has cleared all comments related to such Registration Statement. The Registration Statement may be reviewed in its entirety under the Company’s profile under the SEC website at www.sec.gov/edgar.shtml.

The Registration Statement registers the Company’s common shares under the Securities Exchange Act of 1934, as amended, and renders the shares eligible for listing in the United States. The Company’s common shares are not currently listed for trading on any exchange in the United States as of yet.

Common Shares

The following tables summarize the trading history of the Company's common shares on the TSX for the year ended December 31, 2009:

Table 5: Trading History of the Company’s Common Shares on the TSX (2009)

Month	High	Low	Close	Volume	# of trades
January 2009	0.35	0.195	0.19	2,667,805	425
February 2009	0.24	0.175	0.20	3,289,392	718
March 2009	0.39	0.195	0.35	4,134,927	679
April 2009	0.40	0.315	0.34	3,263,604	651
May 2009	0.70	0.330	0.48	7,834,829	1,386
June 2009	0.56	0.420	0.48	4,610,159	763
July 2009	0.55	0.385	0.50	3,911,477	650
August 2009	0.60	0.450	0.57	3,210,448	779
September 2009	0.72	0.490	0.68	5,134,007	1,259
October 2009	0.97	0.670	0.79	6,584,592	1,565
November 2009	0.80	0.640	0.65	3,624,231	995
December 2009	0.77	0.630	0.77	3,494,804	1,071

The Company’s common shares are also traded on the Frankfurt Stock Exchange (Germany) and the OTCQX International (United States).

Listed Warrants

Table 6 below summarizes the trading history of the 2004 Warrants on the TSX for the first three full months, and a partial fourth month, of 2009. The 2004 Warrants expired and ceased trading on the TSX on April 19, 2009.

Table 6: Trading History of the Company’s Trading Warrants on the TSX (first part of 2009)

Month	High	Low	Close	Volume	Number of trades
January 2009	0.01	0.005	0.005	144,000	730
February 2009	0.01	0.005	0.005	566,000	3505
March 2009	0.01	0.005	0.005	1,654,740	10,836
April 2009	No Trades

Prior Sales

During the year ended December 31, 2009, the Company issued the following stock options, which options are not listed or quoted on any marketplace:

Table 7: Prior Sales

Date of Grant/Issuance	Exercise Price per Option (Cdn$)	Number of Options Issued
May 15, 2009	0.57	2,285,000
May 5, 2009	0.40	150,000
April 6, 2009	0.40	300,000
April 2, 2009	0.40	50,000
February 20, 2009	1.21	[1]150,000
February 17, 2009	0.40	50,000

1.	Note these options were cancelled June 30, 2009.

ITEM 7	DIRECTORS AND OFFICERS

The following table sets forth information about the Company’s directors and executive officers and their respective positions as of the date of this AIF.

Table 8: Directors and Officers

Name, Address And Present Office Held	Principal Occupation For The Past Five Years	Shares Beneficially Owned Directly Or Indirectly	Date Of Election Or Appointment
John W. Greenslade President, Chief Executive Officer & Director West Vancouver, British Columbia, Canada	President of the Company since April 20, 2004, President of Minterra Resource Corp. (a mineral exploration company currently inactive), President of Catalyst Copper Corp. (a mineral exploration company),	Nil[1]	April 19, 2004
Robert Mouat, Director Nassau, Bahamas	Interim Chief Financial Officer of the Company (until December 12, 2007), Managing Director Mintec Processing Ltd., President of Terra Gaia Environmental.	Nil[3]	April 19, 2004
Graham Thody[2,5,6] Director North Vancouver, British Columbia	Chartered Accountant (Retired 2009), President and CEO of UEX Corporation	280,000	June 18, 2004
Charles Thomas Ogryzlo[2,5,6] Director San Juan, Costa Rica	President & CEO Polaris Geothermal since 2000.	Nil	June 18, 2004
Ross Glanville[2,5,6] Director North Vancouver, British Columbia	President Ross Glanville & Associates since 1990	110,000	April 12, 2005

Name, Address And Present Office Held	Principal Occupation For The Past Five Years	Shares Beneficially Owned Directly Or Indirectly	Date Of Election Or Appointment
David Dreisinger Vice President Metallurgy Delta, British Columbia	Vice President Metallurgy, Professor Faculty of Applied Science, Department of Metal and Materials Engineering at University of British Columbia, VP. Metallurgy of the Company	200,000	May 17, 2004
Tawn Albinson Managing Director MMB Mexico, D.F.	Manager and Director MMB, Consulting Geologist	155,000[4]	January 22,2002
Kendra Low, B.H.K, MBA Candidate Vice President Administration and Corporate Secretary North Vancouver, British Columbia	Vice President Administration and Corporate Secretary of the Company	5,000[8]	Corporate Secretary July 20, 2006 VP Admin. May 2, 2008
Michael Shaw, P.Eng Chief Operating Officer Vancouver, British Columbia	Engineer; Project Director for Newmont Mining; Vice President and Project Director for Apex Silver	Nil	June 3, 2009
Rowland Wallenius, CA Chief Financial Officer White Rock, British Columbia	CFO of the Company (since 2007); Controller of the Company(2006-2007); Principal of Rowland Consulting Ltd.	Nil	December 12, 2007

1.

A trust located in the Cayman Islands, in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries, own shares of the Company. To the best of the Company’s knowledge such trust holds of 4,082,400 shares of the Company. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

2.	Denotes a member of the Audit Committee.

3.

To the best of the knowledge of the Company, 12,830,500 shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

4.

These shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson’s wife and infant son are discretionary beneficiaries, although they have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

5.	Denotes a member of the Compensation Committee.

6.	Denotes a member of the Nominating and Corporate Governance Committee.

7.	These shares are held in the name of Alex Low, the spouse of Kendra Low.

The number of voting securities of Baja beneficially owned, or controlled or directed, directly or indirectly, by all directors and officers of the Company as a group is 17,662,900 or 12.27%. This number includes securities of Baja owned by trusts in which directors and officers of the Company are discretionary beneficiaries.

The term of office of the directors expires annually at the time of the Company's annual general meeting. The term of office of the officers expires at the discretion of the Company's directors.

Biographies

Directors and Officers

John Greenslade, P.Eng., LLB., Chief Executive Officer, President & Director

Mr. Greenslade began his career in the mining industry in 1968. He graduated from the University of British Columbia (“UBC”) in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Barrick Gold Corp.) as a metallurgist. Mr. Greenslade received a Master of Engineering degree in 1975 from UBC, and subsequently graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law. Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979. He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade. His legal practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts. Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE (now TSX) listed company, from October 1995 to July 1999, Minterra Resource Corp., a TSX Venture Exchange company, from 1991 to present, and Catalyst Copper Corp, a TSX-V listed company from February 2, 2010 to present. Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its identification and staking and thereafter as a director of Terratech or Mintec. He is retained through Kendron Petroleum Management Corporation to provide management services to the Company and devotes the majority of his time to the Company.

Mike Shaw, P.E., Chief Operating Officer

Mr. Shaw graduated from the University of Texas, El Paso, with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975 respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and start-up of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and start-up of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.) Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America. Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

Rowland Wallenius, C.A., Chief Financial Officer

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting, regulatory departments and equity financing by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He continued the development of financial and public reporting, assisted in equity financing and assisted in graduation to the Toronto Stock Exchange. Mr. Wallenius is responsible for finance, corporate and operational accounting and treasury.

C. Thomas Ogryzlo, P. Eng, Director

Mr. Ogryzlo is currently Sr. Vice President Latin America of Ram Power Corporation and President of Polaris Geothermal Corp., the Latin American subsidiary of Ram Power Corporation. He has over thirty five years of experience on mining, energy, and industrial projects and has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. Ram Power Corp. is a renewable energy producing company presently developing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua at a cost of $350 million.

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world’s largest engineering contractors. His experience in exploration and development of numerous multi-million dollar projects spans the world. Over a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields and Tiomin Resources.

Graham Thody, C.A., Director

Mr. Thody is currently the President, CEO and a Director of UEX Corporation, a company listed on the TSX. He is a retired Partner of Nemeth Thody Anderson, Chartered Accountants, a position he held from 1979 to 2007. His practice focused on audits of reporting companies, corporate mergers and acquisitions and domestic and international tax matters. He graduated from the University of British Columbia in 1973 with a Bachelor of Commerce degree (Marketing). Mr. Thody is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants. He is currently a director of other reporting companies listed on the TSX and the TSX-V.

Robert Mouat, Director

Mr. Mouat has two degrees from UBC, graduating in 1974 with a BASc in Geological Engineering and in 1977 with a MSc in Business Administration. In 1978, Mr. Mouat passed the Canadian Securities Course. In the early 1980's, Mr. Mouat worked for Cominco (now Teck Cominco) and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large mining engineering firm. During his time at Wright, he evaluated over 500 mining projects. He lectured in Mine Valuation at UBC, presented papers at conferences at the CIM and SME and assisted in the preparation of reports submitted as expert's reports in the Supreme Courts of British Columbia and Ontario. In addition, Mr. Mouat has appeared as an expert witness in the area of mining valuations before the British Columbia Assessment Appeals Board and the British Columbia Expropriation Board. Mr. Mouat's management experience has largely been as a director with private companies, but he also served as a Director of Britannia Minerals Corp. (now Minterra Resource Corp.), a TSX Venture Exchange listed company from September 1992 to June 1995. He is also (since 1989) a director and the President of Terra Gaia Inc., a private company.

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV, Director

Mr. Glanville has over thirty-five years of resource-related experience in many countries, and has been involved in the exploration, financing, development, and operation of a number of mines. Mr. Glanville was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (since acquired by Fluor Corp.), and has been a director of a number of exploration, development, and mining companies. He is currently a director of Clifton Star Resources Inc. and Starfield Resources Inc. (both TSX-listed companies), as well as Archon Minerals Limited (a TSX-V listed company). Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Mr. Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis; and in 1980 he became a member of the Certified General Accountants of B.C. (CGA). Since 1985, Mr. Glanville has specialized in valuations, fairness opinions, and litigation support related to the mining and exploration industry.

David Dreisinger, Ph.D, P.Eng, Vice President Metallurgy

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has been a professor at UBC since 1988. He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy. He devotes such time as is necessary to the Company, which is typically less than twenty-five percent of his time. He is also a director of Polymet Mining Corp.

Kendra Low, B.H.K., MBA Candidate, Vice President Administration and Corporate Secretary

Ms. Low holds a Bachelor of Human Kinetics, Minor in Commerce, from UBC and is currently working on a Master of Business Administration at UBC. She has been involved with the Company since completion of the Reverse Acquisition in April 2004. Prior to joining the Company, Ms. Low worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. She was appointed Corporate Secretary on July 20, 2006 and Vice President Administration on May 2, 2008. She is responsible for the creation and regulation of the Company’s corporate governance structures, policies and mechanisms; corporate communication, conduct and regulatory compliance in both Canada and the United States; board and shareholder meetings and communication; office and personnel management; creation and administration of company policies and procedures; and implementation of corporate-wide management and document retention systems.

Tawn Albinson, M.Sc. (Geology), Managing Director MMB

Mr. Albinson holds a Bachelor of Science in geology from Macalester College and a Master of Science in economic geology from the University of Minnesota. Mr. Albinson has been an exploration geologist in Mexico throughout the majority of his career and has run a large number of drilling programs during such period. Since May 1998, to present, he has run a fluid inclusion laboratory in Mexico City, providing consulting services to various companies in the gold mining industry. He devotes the majority of his time to the Company.

Key Management Employees

Scott Britton, P.E., General Manager – Mining

Mr. Britton graduated from Virginia Polytechnic Institute & State University in Blacksburg, Virginia, USA with a Bachelor of Science – Mining Engineering (1977) and has completed graduate work towards both a Masters of Engineering Management and a Masters in Business (Finance) at Drexel University and Indiana University of Pennsylvania, respectively. Mr. Britton has extensive operating experience in underground mine management, mine engineering, resource development planning, capital and operating cost budgets, and detailed operations planning. Mr. Britton has previously worked in such minerals as trona and coal, and has recently held the position of Underground Mine Manager for General Chemical (Soda Ash) Partners in Green River, Wyoming. During this time with General Chemical, he was responsible for producing 4.5 million tonnes of ore using bore and continuous mining machines (similar to those expected to be utilized at the Boleo Project) on a 7-day work week. Mr. Britton lead a team that increased mine productivity while controlling costs and improving ore recovery. Over his career, Mr. Britton has been published in numerous Mining publications, including two books, “Practical Coal Mine Management” and “Construction Engineering in Underground Coal Mines”. Mr. Britton was also co-editor of The Mining Engineers Handbook published by The Society for Mining Metallurgy and Exploration (“SME”) (1992). He is a registered professional engineer in Wyoming. He devotes all his time to the Company.

Terry Hodson, P.Geo., General Manager - Geology

Mr. Hodson graduated from the University of British Columbia with a Bachelor of Science (Honours) Geology (1980). He has worked continuously in the mining industry since graduation in the areas of exploration and resource evaluation, as well as 12 years in operations. Most recently, he was with Tech Cominco Ltd. as Assistant Manager, Advanced Projects. He has been a member of the Professional Engineers and Geoscientists of British Columbia (P.Geo) since 1992. He devotes all his time to the Company.

Ron Hamm, P.E., Engineering Manager

Mr. Hamm graduated with a BSc. Eng (Elec) degree from the University of the Witwatersrand in 1972. He then joined Westinghouse Bellambie’s telecontrol division where his roles ranged through design commissioning and project management. Over a period of five years his contracts included the reticulation control of five South African cities as well as the Richards Bay coal railway line. Mr. Hamm then moved on to Asea Electric where he spent four years as the senior commissioning engineer for the Southern African region, commissioning projects ranging from hydroelectric generation and power distribution systems, ferro-alloy, steel and PGM furnaces to mine winders operating on diamond, gold and coal mines. He next joined Titaco Projects where he moved from discipline engineer to project engineer and finally project manager, working on projects including ferro-alloy furnaces, diamond and ferro-alloy recovery plants and PGM and copper refineries. In 1995 Mr. Hamm immigrated to Canada as branch manager for Titaco and was primarily involved in business development on smelters and ferro-alloy recovery projects. Following the take over of Titaco by Bateman Engineering in 2000, Mr. Hamm continued as branch and business development manager for Bateman’s complete process product line, which included base and precious metal refineries and diamond and ferro-alloy recovery plants. During this time he was involved in the design, construction, commissioning and project management aspects of projects. He is a registered professional engineer in South Africa. He devotes all his time to the Company.

Mike Laflamme, Business Manager

Mr. Laflamme graduated from the University of Ottawa in 1976 with a Bachelor of Arts in Geography. He worked on the James Bay Hydro Project before relocating to British Columbia to attend the University of British Columbia where he completed all graduate coursework towards a Masters degree in Applied Science (Civil Engineering). He is an accomplished Supply Chain and Operations Management professional with over 20 years of combined international operations and project experience in Canada, South America, North Africa and South Pacific. As Manager Logistics for Fibreco Export for 11 years Mr. Laflamme managed overall supply chain activities for over 1 million Mt/yr of bulk material to Japanese and domestic markets. He then joined Stone-Container/Veneston S.A. as Assistant General Manager to build and operate a 1 million Mt/yr greenfield mill and port facility near Puerto Ordaz, Venezuela. In 2003, he joined SNC-Lavalin as Corporate Logistics Manager where he managed logistics requirements for numerous international projects including working on the GMRA Project at site in Libya, North Africa. Prior to joining Baja Mining, Mr. Laflamme was Director Supply Chain for INCO-CVRD Goro Nickel project in New Caledonia responsible for procurement, contracts, logistics and materials management. Mr. Laflamme works out of the Santa Rosalía office and will manage supply chain activities once operational. He devotes all his time to the Company.

Thomas Glück, PhD, – Manager Process Technology

Dr. Glück has a B.Sc and PhD in Chemical Engineering from the University of the Witwatersrand in South Africa. He has been a registered professional engineer since 1985, is an associate of the IChemE in the UK and a Fellow of the SAIMM and SAIChE. During this time he has also been an external examiner to a number of South African universities for under and post graduate courses. He has contributed to the development of graduate training programs and been on the leadership team of the Processing Network within Samancor BHP Billiton. He is an accredited Six Sigma coach and has completed a Program for Management Development at the University of Cape Town. Dr Glück has over 28 years of experience in different roles in the minerals, metals processing, food, petrochemical and chemicals industries. The last 23 years were with Manganese Metal Company, a subsidiary of Samancor BHPBilliton, where he had responsibilities that included process engineering, research, development and implementation of processes and products, marketing support as well as technology, project and operations management.

Maria Luisa Sinclair, Director – Human Resources

Maria-Luisa Sinclair holds a Master Degree of Arts from Royal Roads University in Victoria, British Columbia. She has over 15 years experience in the mining industry and is an experienced human resources professional with broad exposure to organizational development and human resource management in Canada and abroad. From July 2006 to August 2008, Ms. Sinclair acted as Vice President of Human Resources for Skye Resources Inc. and from October 2005 to June 2006, as Director, Human Resources for Pan American Silver Corp. Before, she held a series of increasingly senior human resources positions with Placer Dome Inc. Maria-Luisa has been faculty member of the McRae Institute of International Management at Capilano College (now Capilano University), where she taught International Human Resources and Business Management to post-graduate students.

Connie Yee, MBA, Director of Information Technology

Connie Yee is responsible for managing the Information Technology group at Baja Mining. Connie has more than 10 years of experience working in technology consulting and business transformation through process re-engineering. In 1991, Connie worked for Andersen Consulting and Arthur Andersen as a project manager delivering enterprise system solutions to companies in industries ranging from government to property development and mining to manufacturing. Prior to joining Baja Mining, Connie started her own company delivering business solutions to several municipalities in the Greater Vancouver Regional District, telecommunications and a heavy equipment reseller. Connie graduated from the University of Calgary with a Bachelor of Commerce (Finance) degree and holds a Master of Business Administration (Finance and MIS) from the University of British Columbia.

Committees of the Board of Directors

The Board has established three standing committees of the Board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

The Audit Committee

The Audit Committee has three members:

Graham Thody, C.A. (Chair);
Ross Glanville; and
C. Thomas Ogryzlo.

Complete biographies of members of the Audit Committee can be found on pages 38 and 39 of this AIF.

The Audit Committee Charter requires that the audit committee consist of three directors, all of which are independent. The Audit Committee is appointed annually by the board of directors immediately after the annual general meeting of the Company. Each member of the Committee is financially literate, meaning (as per Multilateral Instrument 52-110 – Audit Committees (MI 52-110)) that he is able to read and understand financial statements. The Committee’s duties are to monitor and oversee the operations of management and the external auditor. Each of the members of the Audit Committee is independent as defined in MI 52-110. The Audit Committee is structured to comply with all requirements of MI 52-110 and such compliance is monitored regularly.

The Charter of the Audit Committee

The complete text of the Charter of the Audit Committee is contained in Appendix “A” to this AIF.

Pre-Approval Policies and Procedures

All of the audit-related, tax and all other fees were pre-approved by the Audit Committee.

Principal Accounting Fees and Services – Independent Auditors

Table 9 below shows the aggregate fees billed to the Company by PricewaterhouseCoopers LLP (“PwC”), Independent Registered Chartered Accountants, in each of the last two years.

Table 9: Aggregate Fees Billed by PwC (2008 & 2009)

	Years ended December 31
	2009	2008
Audit(1)	$209,564	$176,142
Audit Related(2)	$79,200	$93,993
Tax(3)	$18,500	$71,324
All Other Fees(4)	$50,636	$Nil
Total	$357,900	$341,459

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements, which are not included under the heading “Audit Fees”.

This fee includes review of quarterly filings and review of the United States Form 40-F and Form 20-F Registration Statements.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. This fee includes annual tax returns and tax advisory services.
(4)	The aggregate fees billed for products and services other than as set out under the heading “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemptions as defined under MI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

The Compensation Committee

The members of the Compensation Committee are as follows:

C. Thomas Ogryzlo (Chair);
Graham Thody; and
Ross Glanville.

All of the members of the Compensation Committee are independent directors.

The Compensation Committee has the authority to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties and to conduct or authorize investigations into any matters within the scope of its responsibilities. The Committee may create one or more subcommittees and may delegate, in whole or in part, its duties and responsibilities to such subcommittees or to individual members of the Committee.

Charter of Compensation Committee

The Charter of the Compensation Committee can be found under the Company’s profile on SEDAR (www.sedar.com) or on the Company’s website (www.bajamining.com).

The Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are as follows:
Ross Glanville (Chair);
Graham Thody; and
C. Thomas Ogryzlo.

All of the members of the Nominating and Corporate Governance Committee are independent directors.

Charter of the Nominating and Corporate Governance Committee

The Charter of the Nominating and Corporate Governance Committee can be found under the Company’s profile on SEDAR (www.sedar.com) or on the Company’s website (www.bajamining.com).

Potential Conflicts of Interest of Baja’s Officers/Directors

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. For example, John Greenslade is also President of Catalyst Copper Corp., a mineral exploration company, and Robert Mouat is a director of Terra Gaia Inc., an environmental company. Such associations may give rise to conflicts of interest from time to time. In particular, Catalyst Copper Corp. is also involved in the mining industry in Mexico which leads to the possibility that such company could compete with the Company for the acquisition of mineral projects.

If a director or senior officer of the Company holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Company, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Company, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Company. The Company does not have a specific policy in place with respect to the allocation of corporate opportunities between the Company and the other entities with which its officers and directors are affiliated.

ITEM 8	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company does not know of any material active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9	CEASE TRADE ORDERS, BANKRUPTIES, PENALTIES OR SANCTIONS

Other than as disclosed below, none of the Company’s directors or executive officers, or any shareholder holding a sufficient number of securities of the Company to affect materially, the control of the Company:

(a)

is, as at the date of this AIF, or has been, within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Graham Thody, a current director of the Company, was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded), and continued to be a Director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

Mr. Greenslade is a director of Minterra Resource Corp. (“Minterra”). On April 30, 2009, Minterra received notice from the TSX-V that it was being halted from trading as it had less than three directors. All directors and officers, other than John Greenslade, resigned prior to April 30, 2009. John Greenslade remained as a director and officer to attempt to re-structure Minterra for the benefit of its shareholders. On May 11, 2009, Minterra was cease traded by the BC Securities Commission for failure to file financial statements, associated Certificates of Disclosure, and fees. The cease trade order remains in effect. Minterra is currently without financial resources. It recently held a shareholders’ meeting and received approval to consolidate its issued capital as a first step in re-organization to reactivate. Its ability to reactivate will be subject to making satisfactory arrangements with existing creditors and completing share for debt settlements and an equity issue. Further to the cease trade on May 11, 2009, Minterra also received a notice to de-list from the TSX-V on July 3, 2009 and Minterra’s TSX-V listing was transferred to NEX on August 11, 2009. Mr. Greenslade was and currently remains a director of Trigon Uranium Corp. (“Trigon”)(now called IC Potash Corp.), and was advised by the President of Trigon that on August 28. 2007, a document was received by Trigon from the Pennsylvania Securities Commission in regard to a purported cold call to at least one Pennsylvania resident and the offer for sale of units of Trigon by a representative of Coal Harbor Communications (“CHC”) in Vancouver, Canada. In the document from the Pennsylvania Securities Commission, it was stated that: “It is ordered that the Respondents Trigon and CHC, and every successor, affiliate, control person, agent, servant and employee of each of them, and every entity owned, operated, or indirectly or directly controlled or hereinafter organized by or on behalf of them, shall immediately cease and desist from offering and selling the units in the Commonwealth of Pennsylvania, in violation of the 1972 Act, and in particular Section 201 thereof.” Subsequently, discussions were carried out between Trigon and the Pennsylvania Securities Commission with the assistance of the US attorneys of Trigon. Dale Paruk, provided a declaration before the Commonwealth of Pennsylvania where he stated that he was the owner and principal of CHC, that CHC had never been designated or acted as an agent of Trigon, that CHC had been specifically told that no contacts could be made to investors in the United States regarding Trigon’s equity issue by him or any of his associates, that Trigon could only consider offers to purchase its securities from US investors if there were substantial prior relationships or if the potential investors were qualified under US Securities Laws, that he was expressly told not to make cold calls to US residents about Trigon, and the he understood that a “rogue employee” of CHC had made such a call and that as a result that employee had been terminated. On June 24, 2008, the allegations of the Pennsylvania Securities Commission were settled as follows: 1) There was no admission of guilt or denial of the allegations; 2) the Summary Order to Cease and Desist issued on August 28, 2007 was rescinded; 3) Trigon paid investigative and legal costs; and 4) Trigon paid an administrative assessment.

C. Thomas Ogryzlo, is a director of Plata Peru Resources (“PPU”). In 1999, PPU was cease traded for late filing of financial statements. In 2006, PPU completed a sale of its assets and in return, after several subsequent exchanges, received shares of a company (ICMI) listed on the AIM exchange in London. PPU has brought its tax filings up to date so that it will be able to make final distribution of ICMI shares to its shareholders

ITEM 10	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company and no associate or affiliate of the foregoing persons has, or has had any material interest, direct or indirect, in any transaction during the current financial year that has materially affected or will materially affect the company or any of its subsidiaries.

ITEM 11	TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company’s common shares is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

Registration facilities are maintained in and transfers of the Company’s securities may be affected through Computershare's offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 12	MATERIAL CONTRACTS

1.

Letter Agreement among the Mintec Shareholders and the Company dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004 regarding the Reverse Takeover. Refer to Item 2.

2.

License Agreement dated September 3, 2004 with Commonwealth Scientific & Industrial Research Organization (“Commonwealth Scientific and Industrial Research Organization”) granting the Company a non-exclusive royalty free license to certain intellectual property owned by Commonwealth Scientific and Industrial Research Organization relating to synergistic direct solvent extraction for the recovery of cobalt, zinc and copper from leach solutions.

3.

Agreement with Endeavour dated March 15, 2005 and updated in October 2005 and again in February 2007 to provide general corporate financial advice with respect to the financing and development of the Boleo Project.

4.

Sublease agreement dated March 15, 2005, between the Company and Sierra Systems Group Limited. During 2005, the Company entered into an arms-length sublease on 5500 square feet of head office space in Vancouver, British Columbia on the belief that it would need at least this much space if it proceeds to construction and production at Boleo. The Company pays $12,777.93/month to Sierra Systems and is under lease until September 29 2010. The Company also entered in a sublease agreement dated June 30, 2006 with Sierra Systems Group Limited for $4,330.25/month. The Company is under lease on this secondary space until September 29, 2010.

5.

Contract dated July 24, 2007 with Control Solutions to perform documentation, remediation and testing needed to make the Company's annual assertions under MI 52-109 and SOX-404. Control Solutions will provide dedicated and experienced team with expert knowledge in both Internal Audit and SOS-404, including project scoping, control design documentation, evaluation, and testing conforming to the requirements of SOX-404.

6.

Agreement between CONANP, Bank Monex, Ecobanco, , and the Company to establish a trust fund to support environmental conservation measures within the El Vizcaíno Biosphere. For terms and conditions of this Agreement, please refer to Item 3, (subsection - Environmental).

7.

Sale and purchase agreement with Korea Resources Corporation for a 30% interest in MMB. In May 2008, the Company completed an agreement (dated April 17, 2008) with a Korean Consortium in order to access a portion of the funding requirements for the Boleo Project, in exchange for cash proceeds of $91,537,581 (received July 9, 2008), as well as other contingent consideration and agreed upon terms disclosed below. The Company transferred a 30% interest in the Boleo Project to the Korean Consortium in the form of a 30% interest in the Company’s subsidiary MMB. Under the terms of the agreement, the Company intends to use the majority of these proceeds to fund the Boleo Project.

Additional consideration may be paid to the Company of approximately US$13 million upon a positive decision related to the production of manganese. Alternatively, US$10,million is refundable to the Korean Consortium should a decision be made not to produce manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

Under the terms of the agreement of sale and project financing, the Korean Consortium is committed to provide or procure for the Boleo Project:

  US$50 million in shareholders loans on commercial terms subject to completion of the required project debt financing, as defined in the agreement. The interest on such loan shall accrue and be capitalized and added to the principal outstanding until the final economic completion date of the project, as defined. Such funding to be provided once the Company has met all but the final US$50 million of required shareholder contributions to the project pursuant to the financing plans and budgets contemplated in the shareholder agreement (discussed in (7) below);

  Completion guarantees in respect of any senior debt financing on commercial terms;

  30% of the remaining construction costs by way of shareholder loans in 2008 and either equity or shareholder loans thereafter as determined on each cash call; and

  an offtake agreement for 30% of the Boleo Project production on commercial terms (discussed in (9) below).

8.

Shareholders Agreement with the Korean Boleo Corporation, S.A. de C.V. - This agreement was signed on May 30, 2008 between Baja, Invebaja, MMB, Kores, LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd., and Iljin Copper Foil Co. Ltd. The agreement details such items as composition of the Board of Directors of MMB, quorum and voting at meetings, committee appointments and creation, management, Boleo Project financing and other pertinent business information. Consideration is 70% of the outstanding shares of MMB to Invebaja, a wholly owned subsidiary of Baja Mining Corp and 30% of the outstanding shares of MMB to the Korean Boleo Corporation, made up of Kores, LS Nikko, Hyundai Hysco, SK Networks and Iljin.

9.

Baja Funding Loan - The Baja Funding Loan is an agreement between MMB and Korean Boleo Corporation to fund US$50 million to cover a portion of Baja’s equity contributions to MMB in relation to the Boleo Project.

10.

Off-Take Agreement for Copper Cathode between MMB and the Korean Boleo Corporation, S.A de C.V. - This agreement provides the Korean Boleo Corporation with 30% of the annual production from Boleo on commercial terms. Further terms of this agreement are confidential and have been granted confidential treatment by the SEC.

ITEM 13	NAMES OF EXPERTS

To the best of the Company’s knowledge, no experts listed above have any interests, or interests above 1% of the issued and outstanding securities of the Company at the date of this AIF.

Reference is made in documents and technical reports filed by the Company in 2009 (and to date in 2010) to experts’ (i.e. “qualified persons” as defined in NI-43-101) statements by: Michael Shaw, P.E., Chief Operating Officer of the Company; David Dreisinger, PhD, Vice President Metallurgy of the Company; Thomas Glück, PhD, Manager of Process Technology of the Company; Scott Britton, General Manager –Mining of the Company, Terry Hodson, P.Geo, General Manager – Geology of the Company; and Timothy Ross, PE, SME Registered Member, of AAI.

ITEM 14	ADDITIONAL INFORMATION

Further information regarding the company is available on SEDAR at www.sedar.com, as well as on the Company’s website at www.bajamining.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal security holders and securities authorized for issuance under the Company’s 10% rolling stock option plan will be available in the Company’s Information Circular (Form 51-102F5) that will be distributed to all shareholders of the Company before the 2010 Annual General Meeting. Additional financial information is provided in the Company’s 2009 annual financial statements and MD&A, also filed on SEDAR and the company’s website.

APPENDIX ‘A’

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to:

  The audit process;

  The financial accounting and reporting process to shareholders and regulatory bodies; and

  The system of internal financial controls.

Composition

The Committee shall consist of at least three Directors, all of whom all of whom shall satisfy the applicable independence and experience requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and the applicable securities regulatory authorities. . The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company. The members of the Committee may appoint a Chair by majority vote of the full membership of the Committee. The Committee Chair must be re-appointed annually following the Annual General Meeting of the Company. There is no limit to the number of terms, consecutive or otherwise, a Chair may hold. Each member of the Committee shall be financially literate, meaning that he or she has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties. The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Meetings and Reporting

The Committee is required to meet a minimum of four times annually, and as many additional times as necessary to carry out its duties effectively. The Committee may, on occasion, hold a meeting by conference call. The Committee may invite such officers, directors, and employees of the Company as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of any matter.

The Committee is required to meet in-camera at each Committee meeting without the presence of management. The Committee is required to meet in-camera with the external auditor at each quarterly and annual meeting without the presence of management.

A quorum for the transaction of business at any meeting of the Committee shall be the presence in person or by telephone or other communication equipment of a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine. If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present in person or by telephone. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as there is a quorum of the remaining members.

All decisions of the Committee will require the vote of a majority of its members present at a meeting at which a quorum is present. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. Such instruments in writing may be signed in counterparts and by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

The Committee is required to produce draft minutes for each of its meetings within 15 business days following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Committee meeting. The Committee may appoint a non-Committee member as recording secretary at Committee meetings. Any resolutions passed during in-camera sessions must be recorded. The Chairperson, Chief Financial Officer and Recording Secretary are responsible for sign-off of Committee meeting minutes.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The external auditor is also responsible for testing and reporting on the Company’s internal control procedures and processes.

The Committee should review and evaluate this charter and put forth any amendments or revisions to the Nominating and Corporate Governance Committee (“NCG Committee”) regarding this charter on an annual basis.

In order to honor the spirit and intent of applicable law as it evolves, the Corporate Secretary will recommend amendments to this charter, as necessary, to the Committee, and those amendments, along with any additional changes, where appropriate and necessary, will be recommended by the Committee to the Board for final approval and adoption.

The specific duties of the Committee are as follows:

Management Oversight:

o	Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
o	Review and evaluate the Company’s internal controls, as established by Management;
o	Review and evaluate the status and adequacy of internal information systems and security;
o	Meet with the external auditor at least once a year in the absence of Management;
o	Request the external auditor’s assessment of the Company’s financial and accounting personnel;
o	Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
o	Review and evaluate the Company’s banking arrangements.

External Auditor Oversight

o	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
o	Review the scope and approach of the annual audit;
o	Inform the external auditor of the Committee’s expectations;
o	Recommend the appointment of the external auditor to the Board;
o	Meet with Management at least once a year in the absence of the external auditor;
o	Review the independence of the external auditor on an annual basis;
o	Review with the external auditor both the acceptability and the quality of the Company’ accounting principles; and
o	Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

Financial Statement Oversight

o	Review the quarterly reports with both Management and the external auditor;
o	Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
o	Review and discuss with management the annual audited financial statements; and
o	Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

Related Party Transactions

o	Review for approval all related party transactions

Other

o	With the input of the NCG Committee, review and, at the Committee’s discretion, approve and recommend the Company’s Code of Business Conduct and Ethics to the Board; and
o	With the input of the NCG Committee, review and, at the Committee’s discretion, approve and recommend the Company’s Whistleblower Policy to the Board.